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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No.  2 )*







                      IBS FINANCIAL CORP.
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                        (Name of Issuer)




             COMMON STOCK, $.01 PAR VALUE PER SHARE
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                 (Title of Class of Securities)




                          44922Q 10 5
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                         (CUSIP Number)






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                        Page 1 of 5 Pages
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CUSIP NO. 44922Q 10 5                        Page 2 of 5 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    IBS Financial Corp. Employee Stock Ownership Plan Trust
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                        (b) [ ]
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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5.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER
    908,592
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6.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER
    323,635
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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER
    908,592
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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER
    323,635
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,232,227
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES                                                   [ ]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    11.1%
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12. TYPE OF REPORTING PERSON
    EP
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CUSIP NO. 44922Q 10 5                        Page 3 of 5 Pages
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Item 1(a)  Name of Issuer:

           IBS Financial Corp.

Item 1(b)  Address of Issuer's Principal Executive Office:

           1909 East Route 70
           Cherry Hill, New Jersey  08003

Item 2(a)  Name of Person Filing:

           IBS Financial Corp. Employee Stock Ownership Plan Trust

Item 2(b)  Address of Principal Business Office or, if None,
           Residence:

           IBS Financial Corp.
           1909 East Route 70
           Cherry Hill, New Jersey  08003

Item 2(c)  Citizenship:

           United States

Item 2(d)  Title of Class of Securities:

           Common Stock, par value $.01 per share

Item 2(e)  CUSIP Number:

           44922Q 10 5

Item 3. If this statement is filed pursuant to Rules 13-d(b), or 13D-2(b), check whether the person filing is a:

           [X] Employee Benefit Plan, Pension Plan Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4.   Ownership.

          (a)  Amount beneficially owned:

          1,232,227 shares of Common Stock
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CUSIP NO. 44922Q 10 5                        Page 4 of 5 Pages
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          (b)   Percent of class:

                11.1%

          (c)   Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote  908,592
                                                       -----------
          (ii)  Shared power to vote or to direct the vote  323,635
                                                          ---------
          (iii) Sole power to dispose or to direct the disposition of
                908,592
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          (iv)  Shared power to dispose or to direct the disposition of
                323,635
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Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          The IBS Financial Corp. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the IBS Financial Corp. Employee Stock Ownership Plan ("ESOP") by an agreement between the Company and the trustees of the ESOP, who are currently
          John A. Borden, Paul W. Gleason and Albert D. Stiles, Jr. ("Trustees"). As of January 15, 1998, 908,592 shares of Common Stock held in the Trust were unallocated and 323,635 shares had been allocated to the accounts of participating employees.
          Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees and will generally vote unallocated shares held in the ESOP in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the Trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.
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CUSIP NO. 44922Q 10 5                         Page 5 of 5 Pages
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Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                            SIGNATURE



     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13G is true, complete and correct.


                             IBS FINANCIAL CORP. EMPLOYEE STOCK
                             OWNERSHIP PLAN TRUST



Date:  February 10, 1998        By:  /s/John A. Borden
                                     -----------------
                                     John A. Borden
                                     Trustee



Date:  February 10, 1998        By:  /s/Paul W. Gleason
                                     ------------------
                                     Paul W. Gleason
                                     Trustee



Date:  February 10, 1998        By:  /s/Albert D. Stiles, Jr.
                                     ------------------------
                                     Albert D. Stiles, Jr.
                                     Trustee
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